Exhibit 99.1

SOLOWIN HOLDINGS Reports Unaudited Financial Results for The First Six Months of Fiscal Year 2024

Revenue Up 126.4% Year-Over-Year

Hong Kong, Mar. 18, 2024 /PRNewswire/ -- SOLOWIN HOLDINGS (“SOLOWIN” or the “Company”, or “we”) (Nasdaq: SWIN), a securities brokerage company that offers comprehensive financial services primarily to Chinese investors, today announced its unaudited financial results for the first six months of fiscal year 2024 ended September 30, 2023.

Mr. Shing Tak Tam, Chief Executive Officer of SOLOWIN, commented, “It is with great pride that I present our operational and financial achievements for the first time as a public company for the first six months ended September 30, 2023. Despite the sluggish economic recovery plagued by the high interest rates, inflation, inadequate investor confidence and market liquidity, we have achieved a remarkable 126.4% year-on-year revenue growth to $2.64 million. Our net income also experienced a significant increase to $1.25 million, which indicated our enhanced profitability and efficient response to market challenges. Through our subsidiary licensed by the Hong Kong Securities and Futures Commission, we’ve been dedicated to providing comprehensive financial services and premium user experiences on our one-stop platform.”

Mr. Tam continued, “Amid the economic uncertainty, our dynamic and experienced leadership team has steered the company towards innovation in our product and service offerings, which caters to a diverse client base and has fortified our market position. Our commitment to delivering a wide selection of innovative, secure, and high-quality services has gained wide recognition in the field, propelling the growth of our customer base. Consequently, our investment advisory and asset management services enjoy a rapid expansion by 63.3% and 248.3%, respectively. The successful IPO and listing of our ordinary shares on Nasdaq also mark a milestone in our accelerated course of global expansion and growth. As we look to the second half of fiscal year 2024, we are braced for persistent challenges and remain committed to developing innovative product and service offerings. We are confident in generating enduring returns for our stakeholders, and we will stick to our vision in offering integrated financial services infrastructure for next-generation investors.”

First Six Months of Fiscal Year 2024 Financial Highlights

●	Revenue increased by 126.4% to $2.64 million for the six months ended September 30, 2023, from $1.17 million for the same period of last year.

●	Income from operations increased to $1.34 million for the six months ended September 30, 2023, from a loss from operations of $0.25 million for the same period of last year.

●	Net income increased to $1.25 million for the six months ended September 30, 2023, from the net loss of $0.20 million for the same period of last year.

●	Basic and diluted earnings per share increased to $0.10 for the six months ended September 30, 2023, from loss per share of $0.02 for the same period of last year.

●	Cash and cash equivalents increased by 231.3% to $6.38 million as of September 30, 2023, from $1.93 million as of March 31, 2023.

First Six Months of Fiscal Year 2024 Financial Results

Revenue

Revenue increased by 126.4% to $2.64 million for the six months ended September 30, 2023, from $1.17 million for the same period of last year. The increase in revenue was mainly driven by the revenue from asset management services and referral services.

	For the six months ended September 30,
	2023		2022
	(in thousands)	% of revenue	(in thousands)	% of revenue
Securities brokerage commissions and handling income	$16	1%	$55	5%
Investment advisory fees	1,559	59%	955	82%
Asset management income	498	18%	143	12%
Interest income	17	1%	13	1%
Referral income	550	21%	-	-
Total	$2,640	100%	$1,166	100%

●	Revenue from securities brokerage commissions and handling income decreased to $16,000 for the six months ended September 30, 2023, from $55,000 for the same period of last year. The main reason for this decrease was due to the poor equity market performance in Hong Kong and the under expected economic recovery from COVID-19, which led to lower investor confidence and lower liquidity in the Hong Kong equity market. The decrease in the number of revenue-generating clients from approximately 1,565 on September 30, 2022 to 1,330 on September 30, 2023 also contributed to the decrease in revenue from securities brokerage.

●	Revenue from investment advisory fees increased by 63.3% to $1.56 million for the six months ended September 30, 2023, from $0.96 million for the same period of last year. The increase was primarily due to the increase in value-added services to institutional clients and referral of institutional clients.

●	Revenue from asset management income-related parties increased by 248.3% to $498,000 for the six months ended September 30, 2023, from $143,000 for the same period of last year. The increase was primarily due to increase of performance fees derived from Solomon Capital Fund SPC - Solomon Capital SP2 and Blue Tulip Capital SP, resulting from the increased investor subscriptions and impressive fund performance for the six months ended September 30, 2023.

●	Revenue from interest income increased by 30.8% to $17,000 for the six months ended September 30, 2023, from $13,000 for the same period of last year. The interest income received from cash rolling balance clients in relation to the securities brokerage services.

●	Revenue from referral income increased to $550,000 for the six months ended September 30, 2023, we did not have referral income for the same period of last year. The referral income was generated by referring investors to our corporate customers or brokers for IPO subscriptions in oversea markets. We acted as an agent and earned referral income in a percentage of subscription amount stipulated in the agreement.

Expenses

Expenses decreased to $1.30 million for the six months ended September 30, 2023, from $1.42 million for the same period of last year. The decrease was mainly due to decrease in general and administrative expenses for the six months ended September 30, 2023.

●	Commission and handling expenses decreased to $4,000 for the six months ended September 30, 2023, from $6,000 for the same period of last year. The decrease was in line with our decrease in handling income.

●	General and administrative expenses decreased to $1,300,000 for the six months ended September 30, 2023, from $1,412,000 for the same period of last year. Our general and administrative expenses were mainly related to the expenses related to information technology expenses, staff cost, office lease expense, office supplies and upkeep expenses, legal and professional feesand other miscellaneous administrative expenses.

Income (Loss) from Operations

Income from operations increased to $1.34 million for the six months ended September 30, 2023, from loss from operations of $0.25 million for the same period of last year.

Other Income

Oher income for the six months ended September 30, 2022 mainly consisted of subsidies from The Hong Kong Special Administrative Region Government (“HKSAR”). From May to July 2022, the HKSAR launched the 2022 Employment Support Scheme under the Anti-Epidemic Fund to provide wage subsidies to employers aiming to retain current employees or even hire more staff when the business revives as soon as the epidemic situation permits. No such subsidies were received during the six months ended September 30, 2023.

Net Income (Loss)

Net income increased to $1.25 million for the six months ended September 30, 2023, from the net loss of $0.20 million for the same period of last year.

Basic and Diluted Earnings (Loss) per Share

Basic and diluted earnings per share increased to $0.10 for the six months ended September 30, 2023, from loss per share of $0.02 for the same period of last year.

Financial Condition

As of September 30, 2023, cash and cash equivalents increased to $6.38 million, from $1.93 million as of March 31, 2023.

Net cash used in operating activities was $2.37 million for the six months ended September 30, 2023, compared to $1.62 million for the same period of last year.

Net cash used in investing activities was $0.02 million for the six months ended September 30, 2023, compared to net cash provided by investing activities of $0.27 million for the same period of last year.

Net cash provided by financing activities increased to $6.73 million for the six months ended September 30, 2023, compared to net cash used in financing activities of $0.07 million for the same period of last year.

Recent Development

On September 8, 2023, the Company closed its initial public offering (the “IPO”) of 2,000,000 ordinary shares (the “Ordinary Shares”) at a public offering price of US$4.00 per ordinary share. The ordinary shares commenced trading on the Nasdaq Capital Market on September 7, 2023 under the ticker symbol “SWIN”. The Company received aggregate gross proceeds of US$8.0 million from this Offering, before deducting underwriting discounts and other related expenses.

On March 14, 2024, the Company announced its strategic expansion into the Private Wealth Management business under its newly formed Hong Kong subsidiary, Solomon Private Wealth Limited, which was incorporated on December 4, 2023 and is now operational. The Company expects to serve a broad range of high-net-worth individuals, family offices, and trusts, by offering wealth management services and solutions that span traditional and virtual asset classes.

About SOLOWIN HOLDINGS

Based in Hong Kong, SOLOWIN HOLDINGS is a versatile securities brokerage company strategically focused on high-net-worth investors worldwide. It offers a wide spectrum of products and services, spanning from traditional assets to virtual assets through its advanced and secure one-stop electronic platform, Solomon Win.

Experiencing robust growth since 2021, SOLOWIN HOLDINGS distinguishes itself through its main subsidiary, Solomon JFZ (Asia) Holdings Limited (“Solomon JFZ”), licensed by the Hong Kong Securities and Future Commission, Solomon JFZ empowers the Company to deliver unparalleled one-stop financial solutions to both individual investors and corporate clients. The diversified offerings include Securities Brokerage, Investment Banking, Asset Management, Virtual Assets, and cutting-edge FinTech Services. For more information, visit the Company’s website at http://ir.solomonwin.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

SOLOWIN HOLDINGS

Investor Relations Department
Email: ir@solomonwin.com.hk

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242

Email: investors@ascent-ir.com

SOLOWIN HOLDINGS

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2023 AND MARCH 31, 2023

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	As of September 30,	As of March 31,
	2023	2023
	$’000	$’000
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	6,377	1,925
Cash segregated for regulatory purpose	5,477	5,589
Receivables from:
Customers, net of allowance for expected credit loss of $378,000 and $223,000 as of September 30, 2023 and March 31, 2023, respectively	792	970
Customers - related parties, net of allowance for expected credit loss of nil as of September 30, 2023 and March 31, 2023	260	309
Brokers-dealers and clearing organizations, net of allowance for expected credit loss of nil as of September 30, 2023 and March 31, 2023	1,162	303
Prepaid expenses and other current assets, net	2,383	513
Amount due from a director	-	28
Amount due from related parties	31	87
Total current assets	16,482	9,724

Non-current assets:
Property and equipment, net	24	32
Right-of-use assets, net	174	251
Intangible assets, net	82	64
Refundable deposits	138	156
Total non-current assets	418	503
TOTAL ASSETS	16,900	10,227

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables to customers	5,504	6,346
Accruals and other current liabilities	93	163
Contract liabilities	120	120
Income taxes payable	88	-
Lease liabilities - current	160	156
Amount due to a director	3	-
Amount due to a related party	6	6
Total current liabilities	5,974	6,791

Non-current liabilities:
Lease liabilities - non-current	14	95
Total non-current liabilities	14	95
TOTAL LIABILITIES	5,988	6,886

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Ordinary shares US$0.0001 par value per share; 1,000,000,000 shares authorized; 14,000,000 and 12,000,000 shares issued and outstanding as of September 30, 2023 and March 31, 2023	1	1
Additional paid-in capital	11,098	4,785
Aaccumulated losses	(180)	(1,428)
Accumulated other comprehensive losses	(7)	(17)
Total shareholders’ equity	10,912	3,341

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,900	10,227

SOLOWIN HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	For the six months ended September 30,
	2023	2022
	$’000	$’000
Revenues
Securities brokerage commissions and handling income	16	55
Investment advisory fees	1,559	955
Asset management income - related parties	498	143
Interest income	17	13
Referral income	550	-
Total revenues	2,640	1,166

Expenses
Commission and handling expenses	4	6
General and administrative expenses	1,300	1,361
General and administrative expenses - related parties	-	51
Total expenses	1,304	1,418

Other income
Other income	-	52
Total other income	-	52

Income (loss) before income tax expense	1,336	(200)

Income tax expense	88	-

Net income (loss)	1,248	(200)

Other comprehensive income (loss)
Foreign currency translation adjustment	10	(6)
Total comprehensive income (loss)	1,258	(206)

Basic and diluted net income (loss) per share	0.10	(0.02)
Weighted average number of shares outstanding - basic and diluted	12,252,747	12,000,000

SOLOWIN HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares		Additional		Accumulated other
	Number of shares	Amount	paid-in capital	Accumulated losses	comprehensive losses	Total equity
		$’000	$’000	$’000	$’000	$’000
Balance as of April 1, 2022	12,000,000	1	4,785	(2,777)	(9)	2,000
Foreign currency translation adjustment	-	-	-	-	(6)	(6)
Net loss	-	-	-	(200)	-	(200)

Balance as of September 30, 2022	12,000,000	1	4,785	(2,977)	(15)	1,794

	Ordinary shares			Additional		Accumulated other
	Number of shares	Amount		paid-in capital	Accumulated losses	comprehensive losses	Total equity
		$’000		$’000	$’000	$’000	$’000
Balance as of April 1, 2023	12,000,000	1		4,785	(1,428)	(17)	3,341
Issuance of ordinary shares through public offering, net	2,000,000	-	**	6,313	-	-	6,313
Foreign currency translation adjustment	-	-		-	-	10	10
Net income	-	-		-	1,248	-	1,248

Balance as of September 30, 2023	14,000,000	1		11,098	(180)	(7)	10,912

SOLOWIN HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	For the six months ended September 30,
	2023	2022
	$’000	$’000
Cash flows from operating activities:
Net income (loss)	1,248	(200)
Adjustment to reconcile net income (loss) to cash used in operating activities:
Amortization	2	-
Depreciation	10	9
Allowance for expected credit loss	155	-
Change in operating assets and liabilities:
Change in receivables from customers	72	(316)
Change in receivables from brokers-dealers and clearing organizations	(859)	162
Change in prepaid expenses and other current assets	(2,185)	(4)
Change in amount due from a director	28	-
Change in payables to customers	(842)	(1,265)
Change in accruals and other current liabilities	(89)	(1)
Change in Income taxes payable	88	-
Cash used in operating activities	(2,372)	(1,615)

Cash flows from investing activities
Purchase of intangible assets	(20)	-
Purchase of property and equipment	(2)	-
Repayment of loan to a director	-	272
Cash (used in) provided by investing activities	(22)	272

Cash flows from financing activities
Net proceeds from initial public offering (“IPO”)	7,065	-
Payment for IPO costs	(390)	(70)
Advance from related parties	56	-
Advance from a director	3	-
Cash provided by (used in) financing activities	6,734	(70)

Net change in cash, cash equivalents and cash segregated for regulatory purpose	4,340	(1,413)
Cash, cash equivalents and cash segregated for regulatory purpose at beginning of the period	7,514	8,073
Cash, cash equivalents and cash segregated for regulatory purpose at the end of the period	11,854	6,660

Supplementary cash flows information
Cash paid for income taxes	-	-